Jassmin McIver-Jones
Counsel
The Lincoln National Life Insurance Company
100 N. Greene Street
Greensboro, North Carolina 27401
Telephone: (336)691-3892
Jassmin.McIver-Jones@LFG.com

VIA EDGAR

December 3, 2021

Mr. Patrick Scott
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, N. E.
Washington, DC 20549-0506

Re: Lincoln Life Flexible Premium Variable Life Account M
      The Lincoln National Life Insurance Company
File No: 811-08557; CIK: 0001048607
      Initial Registration Statement, Form N-6
      Lincoln AssetEdge® VUL 2022
      Lincoln AssetEdge® VUL 2022-2

Dear Mr. Scott:

This is in response to your correspondence dated November 8, 2021regarding the above product currently under review.  Below are the responses to your comments in the order in which they were received.  I will provide a strikethrough version of the prospectuses containing these revisions under separate cover.  All comments/revisions that pertain to the Summary Prospectus will also be completed.  Once all comments have been cleared we will file a on Edgar a pre-effective amendment.

1.	General Comments

a.	Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to the registration statement.

Response:  As requested, all missing data will be included in the pre-effective amendment.

b. Where a comment is made with regard to disclosure in one location of the registration statement, it is applicable to all similar disclosure appearing elsewhere in the registration statement, and comments apply equally to the prospectus and summary prospectus.

Response:  Any disclosure that is made that is updated and appears elsewhere either within the prospectus or summary prospectus will be updated accordingly.

c.  Please clarify supplementally whether there are any guarantees or support agreements with third parties to support any policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Policies issued by the Separate Account.

Response:  There are no guarantees or support agreements with third parties to support any of the Company’s obligations under the policy.

2.	Cover Page

a.	In the fourth paragraph, please change the reference to the email address, CustServSupportTeam@LFG.com, to the appropriate Website. Please make conforming change throughout where applicable.

Response: We have revised the disclosure as requested.

b.    The sixth paragraph refers to “10 days,” while the summary prospectus refers to “30 days.”  Please correct the inconsistency.

Response:  We have revised the disclosure as requested.

In a discussion during the review, we indicated language needed to be added for clarity under the “Death Benefits” section.  This language has been added.

Please contact me at (336) 691-3892 with any questions or comments about this filing.

Sincerely,

/s/Jassmin McIver-Jones

Jassmin McIver-Jones
Counsel